UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated December 1, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland
(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia Corporation’s Financial Calendar for 2026

Stock exchange release	1 (1)

1 December 2025

Nokia Corporation

Stock Exchange Release

1 December 2025 at 8:00 EET

Nokia Corporation’s Financial Calendar for 2026

Espoo, Finland – In this stock exchange release, Nokia provides its 2026 financial calendar, which includes the planned publication dates of its financial reports.

Planned publication dates for Nokia's financial reports in 2026:

•	report for Q4 and full year 2025: 29 January 2026

•	interim report for Q1 2026: 23 April 2026

•	report for Q2 2026 and half year 2026: 23 July 2026

•	interim report for Q3 2026 and January–September 2026: 22 October 2026

Publication of Nokia in 2025 annual report

Nokia plans to publish its Nokia in 2025 annual report, which includes the review by the Board of Directors and the audited annual accounts, during the week starting on 2 March 2026.

Nokia’s Annual General Meeting

Nokia's Annual General Meeting 2026 is planned to be held on 9 April 2026.

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Global Media Relations

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2025		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal